Exhibit 99.1

Supplemental Information Regarding Melco Resorts & Entertainment Limited

Gearing Ratio

As of December 31, 2018 and December 31, 2017, Melco Resorts’ gearing ratio (total long-term debt, net divided by total assets) were 45.7% and 40.0%, respectively. The gearing ratio increased as of December 31, 2018, primarily a result of increased indebtedness from the drawdown of the revolving credit facility under the 2015 Credit Facilities, offset by the early redemption of Philippine Notes, early partial redemption of 2012 Studio City Notes and the scheduled repayments of the term loan under the 2015 Credit Facilities.

As of December 31, 2017 and December 31, 2016, Melco Resorts’ gearing ratio (total long-term debt, net divided by total assets) were 40.0% and 39.8%, respectively.

Accounts Receivable

Melco Resorts grants unsecured credit lines to gaming promoters based on pre-approved credit limits. Melco Resorts typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the monthly credit risk assessment of these gaming promoters.

Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For certain approved casino customers, Melco Resorts typically allows a credit period of 14 to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

Melco Resorts’ trade receivables related to the rooms, catering service, entertainment and retail are largely operated on cash on delivery or due immediately on the date of billing, except for those well-established customers to whom credit terms of 30 days would be granted.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2018	2017	2016
	(in thousands of US$)

Current	$144,065	$140,321	$147,805
1 - 30 days	31,103	19,813	37,807
31 - 60 days	19,339	12,797	12,633
61 - 90 days	17,371	1,781	11,963
Over 90 days	30,211	1,832	15,230

	$242,089	$176,544	$225,438

Accounts Payable

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2018	2017	2016
	(in thousands of US$)

Within 30 days	$20,587	$14,984	$14,833
31 - 60 days	1,740	719	1,710
61 - 90 days	1,032	185	134
Over 90 days	1,520	153	757

	$24,879	$16,041	$17,434

Directors’ Emoluments

Details of the emoluments paid or payable to the Directors during the years ended December 31, 2018, 2017 and 2016 were as follows:

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses	Retirement Benefit Scheme Contributions	Share-based Compensation	December 31, 2018 Total
	(in thousands of US$)

Chairman, Chief Executive Officer and Executive Director
Lawrence Yau Lung Ho	$—	$3,745	$2,832	$2	$8,409	$14,988

Non-executive Directors
Clarence Yuk Man Chung	—	285	400	—	347	1,032
Evan Andrew Winkler (1)	—	1	—	—	88	89

Independent non-executive Directors
Thomas Jefferson Wu	133	10	—	—	138	281
Alec Yiu Wa Tsui	140	155	—	—	223	518
John William Crawford (2)	143	161	—	—	173	477
Francesca Galante (9)	32	—	—	—	—	32

	$448	$4,357	$3,232	$2	$9,378	$17,417

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses	Retirement Benefit Scheme Contributions	Share-based Compensation	December 31, 2017 Total
	(in thousands of US$)

Chairman, Chief Executive Officer and Executive Director
Lawrence Yau Lung Ho	$—	$3,547	$6,646	$2	$5,772	$15,967

Non-executive Directors
Clarence Yuk Man Chung	—	211	300	—	241	752
Evan Andrew Winkler (1)	—	—	—	—	38	38
Robert John Rankin (8)	—	—	—	—	21	21

Independent non-executive Directors
Thomas Jefferson Wu	128	11	—	—	127	266
Alec Yiu Wa Tsui	155	160	—	—	162	477
John William Crawford(2)	114	140	—	—	59	313
James Andrew Charles MacKenzie(3)	11	15	—	—	162	188
Robert Wason Mactier(4)	3	—	—	—	147	150

	$411	$4,084	$6,946	$2	$6,729	$18,172

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses	Retirement Benefit Scheme Contributions	Share-based Compensation	December 31, 2016 Total
	(in thousands of US$)

Chairman, Chief Executive Officer and Executive Director
Lawrence Yau Lung Ho	$—	$2,858	$2,500	$2	$4,581	$9,941

Co-Chairman/Deputy Chairman, Non-executive Director
James Douglas Packer(6)	—	3	—	—	405	408

Non-executive Directors
Clarence Yuk Man Chung	—	205	200	—	452	857
Evan Andrew Winkler(1)	—	—	—	—	—	—
William Todd Nisbet(5)	—	439	—	—	209	648
John Peter Ben Wang(7)	—	5	—	—	77	82
Robert John Rankin(8)	—	—	—	—	32	32

Independent non-executive Directors
Thomas Jefferson Wu	113	5	—	—	126	244
Alec Yiu Wa Tsui	113	170	—	—	200	483
James Andrew Charles MacKenzie(3)	125	268	—	—	200	593
Robert Wason Mactier(4)	85	5	—	—	126	216

	$436	$3,958	$2,700	$2	$6,408	$13,504

Notes:

(1)	Mr. Evan Andrew Winkler was appointed as a director of Melco Resorts on August 3, 2016.

(2)	Mr. John William Crawford was appointed as a director of Melco Resorts on January 12, 2017.

(3)	Mr. James Andrew Charles MacKenzie resigned as a director of Melco Resorts on February 1, 2017.

(4)	Mr. Robert Wason Mactier resigned as a director of Melco Resorts on January 12, 2017.

(5)	Mr. William Todd Nisbet resigned as a director of Melco Resorts on May 6, 2016.

(6)

Mr. James Douglas Packer resigned as a Co-Chairman and took up the position of Deputy Chairman of Melco Resorts on May 6, 2016, and subsequently resigned as Deputy Chairman and director of Melco Resorts on December 15, 2016.

(7)	Mr. John Peter Ben Wang resigned as a director of Melco Resorts on August 3, 2016.

(8)	Mr. Robert John Rankin resigned as a director of Melco Resorts on May 15, 2017.

(9)	Ms. Francesca Galante was appointed as a director of Melco Resorts on September 5, 2018.

Employee’s Emoluments

Emoluments of Five Highest Paid Individuals

For each of the three years ended December 31, 2018, 2017 and 2016, the five highest paid individuals included one Director of Melco Resorts. The emoluments of the remaining four highest paid individuals for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
	2018	2017	2016
	(in thousands of US$)

Basic salaries, allowances and benefits in kind	$4,018	$3,751	$2,895
Performance bonuses	2,842	3,689	1,564
Retirement benefit scheme contributions	274	251	181
Share-based compensation	4,742	2,533	2,522

	$11,876	$10,224	$7,162

Their emoluments were within the following bands:

	Number of Employees
	Year Ended December 31,
	2018	2017	2016
HK$11,500,001 (approximately US$1,468,000) to HK$12,000,000 (approximately US$1,532,000)	—	—	1
HK$13,000,001 (approximately US$1,660,000) to HK$13,500,000 (approximately US$1,724,000)	—	—	1
HK$13,500,001 (approximately US$1,724,000) to HK$14,000,000 (approximately US$1,788,000)	—	—	1
HK$17,000,001 (approximately US$2,171,000) to HK$17,500,000 (approximately US$2,235,000)	—	1	1
HK$17,500,001 (approximately US$2,235,000) to HK$18,000,000 (approximately US$2,298,000)	—	1	—
HK$18,000,001 (approximately US$2,298,000) to HK$18,500,000 (approximately US$2,362,000)	1	—	—
HK$19,000,001 (approximately US$2,426,000) to HK$19,500,000 (approximately US$2,490,000)	1	—	—
HK$19,500,001 (approximately US$2,490,000) to HK$20,000,000 (approximately US$2,554,000)	1	—	—
HK$20,500,001 (approximately US$2,618,000) to HK$21,000,000 (approximately US$2,681,000)	—	1	—
HK$24,000,001 (approximately US$3,065,000) to HK$24,500,000 (approximately US$3,128,000)	—	1	—
HK$34,500,001 (approximately US$4,405,000) to HK$35,000,000 (approximately US$4,469,000)	1	—	—

	4	4	4

Definitions

“2012 Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance Limited on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts (Macau) Limited, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

“Melco Resorts” refers to Melco Resorts & Entertainment Limited; and

“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by Melco Resorts Leisure (PHP) Corporation on January 24, 2014 and guaranteed by Melco Resorts and fully redeemed by December 28, 2018.